"June 12, 2000

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza, 450 Fifth Street N.W.
Washington, D. C. 20549

Attention: Ms. Goldie Walker, Office of Small Business and Mr. Collier Henry

Dear Ms. Walker and Mr. Henry:

Re: Vibro-Tech Industries, Inc.; File No. 0-28781

     This is to confirm the request of the issuer sent by fax on June 12, 2000 to withdraw the Form 10-SB filed April 12, 2000.

     Thank you.


Yours truly,


/s/ Gary A. MacDonald
---------------------
Gary A. MacDonald
Direct Line: 604-609-3770, Direct Fax: 604-683-8791, Email:
gary@macdonald.com"

Gary MacDonald